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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  Canisco Resources, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  670309103

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James Wiggins, Phronesis Partners, L.P., 2206 Beachwood Road
             Amelia Island, FL 32034; (904) 277-3150

     (Date of Event which Requires Filing of this Statement)

                          June 28, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:  670309103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Phronesis Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.   x
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         111,800


8.  Shared Voting Power:


9.  Sole Dispositive Power:

         111,800

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         111,800

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.15%

14. Type of Reporting Person

         PN














































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CUSIP No.:  670309103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James Wiggins

2.  Check the Appropriate Box if a Member of a Group

         a.   x
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         111,800


8.  Shared Voting Power:


9.  Sole Dispositive Power:

         111,800

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         111,800

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.15%

14. Type of Reporting Person

         IN














































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Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, in Canisco
         Resources, Inc. (the "Issuer").

         The name and address of the principal executive and business office of the Issuer is:

         Canisco Resources, Inc.
         22 Northeast Drive
         Hershey, PA 17033

Item 2.  Identity and Background

         This statement is being filed on behalf of Phronesis Partners, L.P. ("Phronesis"), a Delaware limited partnership, and James Wiggins, the sole general partner of Phronesis (collectively, the "Reporting Persons"). James Wiggins' business address and Phronesis' principal office address is 2206 Beachwood Road, Amelia Island, Florida 32304.

         Neither of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         James Wiggins is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed to beneficially own 111,800 shares of the Common Stock (the "Shares") of the Issuer. All 111,800 Shares are held by Phronesis. The Shares were purchased for an aggregate cost of $323,313. The funds for the purchase of the Shares held in Phronesis have come from Phronesis' own funds. No leverage was used to purchase any Shares.





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Item 4.  Purpose of Transactions

         The Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 111,800 Shares. Based on Issuer's filing on Form 10-Q on February 14, 1996, as of February 13, 1996 there were 2,169,190 shares of Common Stock in the Issuer outstanding. Therefore, the Reporting Persons are deemed to beneficially own 5.15% of the outstanding shares of Common Stock. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the past sixty days were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         None of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the reporting persons during the past 60 days is filed herewith as Exhibit A.















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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

                             PHRONESIS PARTNERS, L.P.

                             By: James Wiggins

                                 /s/ James Wiggins
                                 _____________________________
                                James Wiggins, General Partner


                                /s/ James Wiggins
                               ________________________________
                                James Wiggins

July 10, 1996





























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                            AGREEMENT

         The undersigned agree that this Schedule 13D dated July
10, 1996 relating to the Common Stock of Canisco Resources, Inc.
shall be filed on behalf of the undersigned.

                             PHRONESIS PARTNERS, L.P.

                             By: James Wiggins, General Partner


                             By: /s/ James Wiggins
                             _____________________________
                              James Wiggins, General Partner



                             /s/ James Wiggins
                             _________________________________
                              James Wiggins
































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                                                        Exhibit A


                    SCHEDULE OF TRANSACTIONS

  Date          Shares Purchased          Price Per Share
  ____          ________________          _______________

6/28/96               3,000                    $2.75
7/2/96                2,000                     2.75











































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